                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2009

                         Commission file number: 0-30394

                                  METALINK LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                    YAKUM BUSINESS PARK, YAKUM 60972, ISRAEL
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 File Nos.
333-152119, 333-145431, 333-104147 and 333-13806 and on Form S-8, File Nos.
333-121901, 333-12064, 333-88172, 333-112755 and 333-149657.

The following are included in this Report on Form 6-K:

1.   Press release dated February 9, 2009.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         METALINK LTD.

Date: February 9, 2009                                   By: /s/ Yuval Ruhama
                                                         --------------------
                                                         Yuval Ruhama
                                                         Chief Financial Officer

      Yuval Ruhama
      CFO
      Metalink Ltd.
      Tel: 972-9-9605395
      Fax: 972-9-9605544
      yuvalr@MTLK.com

                 METALINK REPORTS Q4 AND FULL YEAR 2008 RESULTS

YAKUM, ISRAEL, FEBRUARY 9, 2009 - Metalink Ltd. (NASDAQ: MTLK), a global provider and developer of high-performance broadband communication silicon solutions, today announced financial results for the fourth quarter and full year ended December 31, 2008.

FINANCIAL RESULTS

FINANCIAL HIGHLIGHTS FOR THE FOURTH QUARTER OF 2008: Revenues for the fourth quarter of 2008 were $3.0 million, compared to $1.4 million for the fourth quarter of 2007. Net loss for the period was $1.5 million, or $(0.06) per share, compared to $8.5 million, or $(0.36) per share for the fourth quarter of 2007.
Net loss for the fourth quarter of 2008 includes stock-based compensation expenses of $0.13 million.

FINANCIAL HIGHLIGHTS FOR THE YEAR ENDED DECEMBER 31, 2008: For the twelve-month period, revenues were $7.2 million compared to $10.2 million for 2007. Net loss for the year was $21.0 million, or $(0.89) per share, compared to $24.3 million, or $(1.14) per share, for 2007. Net loss for 2008 includes stock-based compensation expenses of approximately $1.8 million.

CASH STATUS: Metalink's cash, cash equivalents, and short-term investments as of
December 31, 2008 were $5.8 million. As previously announced, in January 2009,
Metalink received $2.25 million in a short-term secured loan from an institutional investor, which, together with the $3.5 million short term secured loan received in the third quarter of 2008, brings the current balance of the loans received to $5.75 million. According to the loan agreement, Metalink may request an additional loan from the institutional investor of up to $2.25 million, subject to certain conditions.

Metalink also reported today that it continues its efforts to raise additional funds and to pursue alternative financing and strategic options. In light of its cash status, if the Company does not succeed in such efforts on a timely basis, it expects that it will be forced to scale down its operations significantly, and may even be required to cease its operations.

COMMENTS OF MANAGEMENT: Commenting on the financial results, Metalink's CEO,
Tzvika Shukhman, said, "During 2008, we implemented a restructuring plan that allowed us to reduce our operating expenses significantly while maintaining our leadership position in our focus markets. Our products are currently being designed into major carrier-class 802.11n residential gateways and video bridges aiming major deployments worldwide. Our customers have started to ship products for pilot deployments and we are cautiously optimistic that these initial deployments will ramp up during the later part of 2009. Our entire team is committed to turn our best-of-breed technology and market traction into shareholder value."

ABOUT METALINK

Metalink Ltd. (NASDAQ: MTLK) is a provider of high performance wireless and wireline broadband communication silicon solutions. Metalink's WLAN and DSL technologies are designed to enable true broadband connectivity in every home, and its products revolutionize the broadband experience by facilitating the convergence of telecommunication, networking and entertainment.

Metalink's WLANPLUS(TM) is a high-throughput, 802.11n-draft-compliant wireless
LAN technology optimized for the networked home entertainment environment.
Featuring advanced MIMO technology and full support of QoS, and operating in both 2.4GHz and 5GHz bands, WLANPLUS enables multi-room networking of multiple high-definition video streams.

Further information is available at http://www.MTLK.com

                                   ----------

                              SAFE HARBOR STATEMENT

This press release contains "forward looking statements" within the meaning of the United States securities laws. Words such as "aim," "expect," "estimate,"
"project," "forecast," "anticipate," "intend," "plan," "may," "will," "could,"
"should," "believe," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. For example, when we discuss our expectation regarding strategic options, we are using a forward looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to: our need to raise additional funds in order for us to implement our current business plan, including our liquidity requirements, which funds may not be timely available to us which may lead to insolvency; our inability to regain compliance with Nasdaq's requirements for continued listing;
any unforeseen developmental or technological difficulties with regard to our products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; and the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including
Metalink's Annual Report in Form F-20. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.

                                 (TABLES FOLLOW)

                                  METALINK LTD.

                           CONSOLIDATED BALANCE SHEETS

                                                                          DECEMBER 31,    DECEMBER 31,
                                                                          ----------      ----------
                                                                            2 0 0 8         2 0 0 7
                                                                          ----------      ----------
                                                                       (IN THOUSANDS, EXCEPT SHARE DATA)
                                                                          --------------------------

ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                 $    5,166      $    7,291
Short-term investments                                                           677          17,233
Trade accounts receivable                                                      2,515             677
Other receivables                                                              1,529           2,284
Prepaid expenses                                                                 209             456
Deferred charges                                                                 242               -
Inventories                                                                    2,508           1,765
                                                                          ----------      ----------
   Total current assets                                                       12,846          29,706
                                                                          ----------      ----------

LONG-TERM INVESTMENTS                                                              -           2,200
                                                                          ----------      ----------

SEVERANCE PAY FUND                                                             1,195           2,534
                                                                          ----------      ----------

PROPERTY AND EQUIPMENT, NET                                                    3,338           4,182
                                                                          ==========      ==========

   Total assets                                                           $   17,379      $   38,622
                                                                          ==========      ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Trade accounts payable                                                    $      739      $    1,564
Other payables and accrued expenses                                            3,257           4,979
Short-term loan                                                                2,101               -
Warrants to issue shares                                                         196               -
                                                                          ----------      ----------
   Total current liabilities                                                   6,293           6,543
                                                                          ----------      ----------

ACCRUED SEVERANCE PAY                                                          2,098           3,748
                                                                          ----------      ----------

SHAREHOLDERS' EQUITY
Ordinary shares of NIS 0.1 par value (Authorized - 50,000,000 shares, issued and outstanding 24,752,232 and 24,377,232 shares as of
   December 31, 2008 and December 31, 2007, respectively)                        711             701
Additional paid-in capital                                                   156,500         154,703
Accumulated other comprehensive income (loss)                                   (124)             48
Accumulated deficit                                                         (138,214)       (117,236)
                                                                          ----------      ----------
                                                                              18,873          38,216
                                                                          ----------      ----------
Treasury stock, at cost; 898,500 as of December
   31, 2008 and December 31, 2007                                             (9,885)         (9,885)
                                                                          ==========      ==========

   Total shareholders' equity                                                  8,988          28,331
                                                                          ==========      ==========

   Total liabilities and shareholders' equity                             $   17,379      $   38,622
                                                                          ==========      ==========

                                  METALINK LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                 THREE MONTHS ENDED                       YEAR ENDED
                                                     DECEMBER 31,                         DECEMBER 31,
                                            ------------------------------      ------------------------------
                                                2008              2007              2008              2007
                                            ------------      ------------      ------------      ------------
                                                     (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
                                            ------------------------------------------------------------------

Revenues                                    $      3,018      $      1,373      $      7,162      $     10,166
                                            ------------      ------------      ------------      ------------
Cost of revenues:
Costs and expenses                                 1,256               686             2,964             4,736
Royalties to the Government of Israel                 86                42               218               297
                                            ------------      ------------      ------------      ------------
   Total cost of revenues                          1,342               728             3,182             5,033
                                            ============      ============      ============      ============

GROSS PROFIT                                       1,676               645             3,980             5,133
                                            ------------      ------------      ------------      ------------

Operating expenses:
Gross research and development                     3,132             8,290            22,516            25,474
Less - Royalty bearing and other grants              541               810             3,068             2,598
                                            ------------      ------------      ------------      ------------
   Research and development, net                   2,591             7,480            19,448            22,876
                                            ------------      ------------      ------------      ------------

Selling and marketing                                416             1,448             4,502             5,427
General and administrative                           589               670             2,647             2,451
                                            ------------      ------------      ------------      ------------
   Total operating expenses                        3,596             9,598            26,597            30,754
                                            ============      ============      ============      ============

OPERATING LOSS                                    (1,920)           (8,953)          (22,617)          (25,621)

Financial income, net                                408               418             1,639             1,298
                                            ------------      ------------      ------------      ------------

NET LOSS                                    $     (1,512)     $     (8,535)     $    (20,978)     $    (24,323)
                                            ============      ============      ============      ============

Loss per ordinary share:
Basic                                       $      (0.06)     $      (0.36)     $      (0.89)     $      (1.14)
                                            ============      ============      ============      ============

Diluted                                     $      (0.06)     $      (0.36)     $      (0.89)     $      (1.14)
                                            ============      ============      ============      ============

Shares used in computing loss per
ordinary share:
Basic                                         23,807,288        23,430,738        23,569,711        21,319,262
                                            ============      ============      ============      ============

Diluted                                       23,807,288        23,430,738        23,569,711        21,319,262
                                            ============      ============      ============      ============